Exhibit 99.1

PRESS RELEASE

Cellectis S.A. Reports Results from Annual Shareholders’ General Meeting Held on June 29, 2020

June 29, 2020 – New York – Cellectis S.A. held its Annual Shareholders’ General Meeting (Euronext Growth: ALCLS – Nasdaq: CLLS) was held on June 29, 2020 at its head office in Paris, France.

At the meeting, during which more than 63% of voting rights were exercised, Resolutions 1 through 22, and Resolutions 26 through 28 were adopted. Resolutions 23, 24, 25 and 29 were rejected. The detailed results of the vote and the resolutions are available on the company’s website: https://www.cellectis.com/en/investors/general-meetings/

About Cellectis

Cellectis is developing the first of its kind allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients. As a clinical-stage biopharmaceutical company with over 20 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to target and eradicate cancer cells.

As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing life-saving UCART product candidates to address unmet needs for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM).

Cellectis headquarters are in Paris, France, with additional locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS). For more information, visit www.cellectis.com.

Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

TALEN® is a registered trademark owned by Cellectis.

For further information, please contact:

Media contacts:

Jennifer Moore, VP of Communications, 917-580-1088, media@cellectis.com

Caitlin Kasunich, KCSA Strategic Communications, 212-896-1241, ckasunich@kcsa.com

IR contact:

Simon Harnest, VP of Corporate Strategy and Finance, 646-385-9008, simon.harnest@cellectis.com

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